03045047

Via Airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

SUPPL

DEC 08 2003

November, 11th 2003
Tel: +43/1/7986901-707, Fax: +43/1/7986901-713
Rule 12g3-2(b) Submission of **Böhler-Uddeholm AG**
(the Company) File No. 82-[**4089**]

Dear Sirs!

In connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of a **Release** to the press and investors and our Report on the First Three Quarters on 2003.
This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at Böhler-Uddeholm AG, + 43-1-79 86 901 ext 708 or Antonio D'Amico of Skadden, Arps, Slate, Meagher & Flom in London at 011-44-171-248-9929 if you have any comments of questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return it to Ms. Hatrina D. Buerkle, Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D.C. 20005.

Very truly yours
BÖHLER-UDDEHOLM AG
Investor Relations & Corporate Communications

Randolf Fochler   Sabrina Kaiser

Enclosures
cc: Antonio D'Amico, Esq.

82-[4089]

BÖHLER UDDEHOLM

FOR IMMEDIATE RELEASE

Böhler-Uddeholm announces results for the First Three Quarters 2003:

- **Sales and earnings improved despite difficult business climate**
- **Strong seasonal effect in 3rd quarter**

Vienna, 11 November 2003 – Böhler-Uddeholm recorded growth in sales and earnings for the First Three Quarters of 2003. Sales rose from 1,085.4 m€ in the first nine months of the prior year to 1,128.1 m€ for the reporting period. This 4% growth was supported by an acquisition of the Welding Consumables Division during spring 2003. Earnings before interest and tax (EBIT) increased from 72.5 m€ by 7% to 77.4 m€, and yielded an EBIT margin of 6.9% versus 6.7% in 2002.

Profit on ordinary activities reached 58.6 m€, which was 18% higher than the prior year value of 49.5 m€. The tax rate for Böhler-Uddeholm was 35.0% versus 33.5% in 2002. This led to net income of 37.2 m€ for the period, for an increase of 19% versus the prior year.

Order intake for the first nine months of 2003 totalled 811.6 m€, which represents a 13% increase over the prior year level of 716.7 m€. This growth resulted mainly from the acquisition in the Welding Consumables Division, but the High Performance Metals Division also reported a modest rise in order intake. Order backlog as of 30 September 2003 declined from 273.4 m€ by 7% to 254.2 m€.

The development of business at Böhler-Uddeholm was influenced by a variety of factors during the Third Quarter. The summer months are traditionally the weakest period for the Company and, as in the previous year, this seasonal effect was intensified by the unfavourable overall business climate. The continuing high cost of energy and rising price of scrap also had a negative impact on Group earnings. Moreover, the low US Dollar impacts negatively the attractiveness of European exports.

No major changes were noted on the most important Böhler-Uddeholm markets during the Third Quarter. With the exception of Asia none of the major economies demonstrated significant growth, but first signs of recovery seem to appear in the USA. However, it is questionable whether they will provide any major impulses for the manufacturing sector, a key market for Böhler-Uddeholm. A shift of manufacturing business from the USA to Asia continues. Although this has a negative influence on Böhler-Uddeholm activities in the USA, the Group benefits from rising sales on the Asian market.

High Performance Metals Division
During the Third Quarter of 2003, order intake in this largest division of the Böhler-Uddeholm Group was satisfactory from a volume standpoint. The utilization of capacity in the division's major production companies was therefore good. Margins remained under pressure, because the cost of energy, scrap and alloys generally increased and the Euro continued to strengthen versus the US Dollar. Division sales and earnings therefore fell below the comparable prior year levels. An analysis of the division's core markets shows an upward trend in Asia and South America, but continuing weakness in Europe and the USA. The individual customer sectors showed no major changes: the aircraft, energy and electronics industries remained subdued, while the important automotive branch showed stable development. This led to lower demand for special steels and nickel-based alloys for aircraft and power generation applications, but steady demand for tool steel and high-speed steel for the automotive industry.

The Group is currently in negotiations concerning an acquisition outside of Europe. However, there can be no assurance that this project will be successfully completed. If completed, this project would strengthen the High Performance Metals Division and generally improve the strategic position of the Group, as well as leading to growth in net sales of approximately 10%.

Welding Consumables Division
The Welding Consumables Division was able to continue the positive trend into the Third Quarter of 2003. Demand was solid, especially in America, Asia and the Near East. In Europe the situation remained difficult, above all in the core markets of Germany, France and England. An analysis by product group shows growth in the key maintenance and repair welding segment as well as in pipeline construction but slight declines in other areas. In total, sales volumes decreased somewhat during the Third Quarter, but prices remained at a good level. In spring of this year, Böhler-Uddeholm acquired 50% of Böhler Thyssen Schweisstechnik GmbH from ThyssenKrupp, and now owns all shares in this company. The transaction strengthened the division and led to an increase in sales over the prior year. The substantial improvement in earnings was triggered not only by this acquisition, but also from an improved product mix and further cost reductions.

Precision Strip Division
The Precision Strip Division was able to report stable business development for the Third Quarter. For the first nine months of 2003, earnings exceeded the comparable prior year period. Sales volumes showed good development, but foreign currency fluctuations increased pressure on prices. The demand for strip steel for saws and special cold rolled strip steel was strong, but sales of rule die steel declined. Demand was satisfactory on the key European market, but orders from Asia, North and South America were negatively influenced by exchange rates. Customers are tending towards short-term orders and away from building up stocks. For this reason, order intake for the reporting period fell below the good prior year level.

Special Forgings Division
In recent quarters, the sharp downturn in the aircraft industry has had a substantial negative impact on the Special Forgings Division. However, management believes the business cycle in this sector reached its low point during summer 2003. Böhler-Uddeholm expects the aircraft business to stagnate at a low level during the coming quarters, and a recovery is not very likely before

2005. The division reported an increase in orders from the aircraft industry during the Third Quarter, but it should be noted that this only reflects additions to stocks by a number of customers. Sales of turbine blades for energy production were also subdued during the Third Quarter of 2003. The unfavourable operating environment in both the aircraft and power generation branches had a negative impact on the development of business in this division. Sales, earnings and order intake fell by a substantial amount from levels recorded for the first nine months of 2002. In comparison to the first half 2003, EBIT for the first nine months of 2003 stabilized in spite of the weak summer months as a result of costs savings and personnel reductions.

Outlook
Böhler-Uddeholm management expects the Third Quarter "summer effect" will be offset during the last three months of 2003. However, the unfavourable business climate will not allow any improvement on global markets this year. For the 2003 Business Year, management anticipates a slight increase in sales above the prior year level. It is the target of Böhler-Uddeholm to keep earnings stable at last year's levels, although this is a very ambitious goal given the persistent economic slowdown. Management views developments for the coming 2004 Business Year with cautious optimism.

Further information: BÖHLER-UDDEHOLM AG, Investor Relations & Corporate Communications, Randolf Fochler, Phone:(+43-1)798 69 01/707

The complete Report on the First Three Quarters under www.bohler-uddeholm.com

in m€	1-9/2002	**1-9/2003**	Change
Sales	1,085.4	1,128.1	4 %
EBITDA	126.6	133.7	6 %
EBITDA-Margin	*11.7 %*	*11.9 %*	
EBIT	72.5	77.4	7 %
EBIT-Margin	*6.7 %*	*6.9 %*	
EBT	49.5	58.6	18 %
Net profit after minority interest	31.3	37.2	19 %
Order intake	716.7	811.6	13 %
Order backlog	273.4	254.2	(7%)
Employees	9,360	10,101	8 %


REPORT FOR
THE FIRST
3 QUARTERS
OF 2003

January – September	2003 in m€	2002 in m€	Change in %
Sales	1,128.1	1,085.4	4
EBITDA	133.7	126.6	6
EBIT	77.4	72.5	7
Pre-tax profit (EBT)	58.6	49.5	18
Net profit after minority interest	37.2	31.3	19
Cash flow before capital changes	100.3	86.1	16
Capital expenditure	75.7	62.9	20
Order intake[1]	811.6	716.7	13
Order backlog[1]	254.2	273.4	(7)
Employees	10,101	9,360	8

1 at the production companies

- Sales and earnings improved despite difficult business climate
- Strong seasonal effect in 3rd quarter

BÖHLER UDDEHOLM
materializing *visions*

The First Three Quarters of 2003

BÖHLER-UDDEHOLM recorded growth in sales and earnings for the First Three Quarters of 2003. Sales rose from 1,085.4 m€ in the first nine months of the prior year to 1,128.1 m€ for the reporting period. This 4% growth was supported by an acquisition of the Welding Consumables Division during spring 2003. Earnings before interest and tax (EBIT) increased from 72.5 m€ by 7% to 77.4 m€, and yielded an EBIT margin of 6.9% versus 6.7% in 2002.

Profit on ordinary activities reached 58.6 m€, which was 18% higher than the prior year value of 49.5 m€. The tax rate for BÖHLER-UDDEHOLM was 35.0% versus 33.5% in 2002. This led to net income of 37.2 m€ for the period, for an increase of 19% versus the prior year.

Order intake for the first nine months of 2003 totalled 811.6 m€, which represents a 13% increase over the prior year level of 716.7 m€. This growth resulted mainly from the acquisition in the Welding Consumables Division, but the High Performance Metals Division also reported a modest rise in order intake. Order backlog as of 30 September 2003 declined from 273.4 m€ by 7% to 254.2 m€.

The development of business at BÖHLER-UDDEHOLM was influenced by a variety of factors during the Third Quarter. The summer months are traditionally the weakest period for the Company and, as in the previous year, this seasonal effect was intensified by the unfavourable overall business climate. The continuing high cost of energy and rising price of scrap also had a negative impact on Group earnings. Moreover, the low US Dollar impacts negatively the attractiveness of European exports.

No major changes were noted on the most important BÖHLER-UDDEHOLM markets during the Third Quarter. With the exception of Asia none of the major economies demonstrated significant growth, but first signs of recovery seem to appear in the USA. However, it is questionable whether they will provide any major impulses for the manufacturing sector, a key market for BÖHLER-UDDEHOLM. A shift of manufacturing business from the USA to Asia continues. Although this has a negative influence on BÖHLER-UDDEHOLM activities in the USA, the Group benefits from rising sales on the Asian market.

HIGH PERFORMANCE METALS DIVISION

During the Third Quarter of 2003, order intake in this largest division of the BÖHLER-UDDEHOLM Group was satisfactory from a volume standpoint. The utilization of capacity in the division's major production companies was therefore good. Margins remained under pressure, because the cost of energy, scrap and alloys generally increased and the Euro continued to strengthen versus the US Dollar. Division sales and earnings therefore fell below the comparable prior year levels. An analysis of the division's core markets shows an upward trend in Asia and South America, but continuing weakness in Europe and the USA. The individual customer sectors showed no major changes: the aircraft, energy and electronics industries remained subdued, while the important automotive branch showed stable development. This led to lower demand for special steels and nickel-based alloys for aircraft and power generation applications, but steady demand for tool steel and high-speed steel for the automotive industry.

WELDING CONSUMABLES DIVISION

The Welding Consumables Division was able to continue the positive trend into the Third Quarter of 2003. Demand was solid, especially in America, Asia and the Near East. In Europe the situation remained difficult, above all in the core markets of Germany, France and England. An analysis by product group shows growth in the key maintenance and repair welding segment as well as in pipeline construction but slight declines in other areas. In total, sales volumes decreased somewhat during the Third Quarter, but prices remained at a good level. In

spring of this year, BÖHLER-UDDEHOLM acquired 50% of Böhler Thyssen Schweisstechnik GmbH from Thyssen Krupp, and now owns all shares in this company. The transaction strengthened the division and led to an increase in sales over the prior year. The substantial improvement in earnings was triggered not only by this acquisition, but also from an improved product mix and further cost reductions.

PRECISION STRIP DIVISION

The Precision Strip Division was able to report stable business development for the Third Quarter. For the first nine months of 2003, earnings exceeded the comparable prior year period. Sales volumes showed good development, but foreign currency fluctuations increased pressure on prices. The demand for strip steel for saws and special cold rolled strip steel was strong, but sales of rule die steel declined. Demand was satisfactory on the key European market, but orders from Asia, North and South America were negatively influenced by exchange rates. Customers are tending towards short-term orders and away from building up stocks. For this reason, order intake for the reporting period fell below the good prior year level.

SPECIAL FORGINGS DIVISION

In recent quarters, the sharp downturn in the aircraft industry has had a substantial negative impact on the Special Forgings Division. However, management believes the business cycle in this sector reached its low point during summer 2003. BÖHLER-UDDEHOLM expects the aircraft business to stagnate at a low level during the coming quarters, and a recovery is not very likely before 2005. The division reported an increase in orders from the aircraft industry during the Third Quarter, but it should be noted that this only reflects additions to stocks by a number of customers. Sales of turbine blades for energy production were also subdued during the Third Quarter of 2003. The unfavourable operating environment in both the aircraft and power generation branches had a negative impact on the development of business in this division. Sales, earnings and order intake fell by a substantial amount from levels recorded for the first nine months of 2002. In comparison to the first half 2003, EBIT for the first nine months of 2003 stabilized in spite of the weak summer months as a result of costs savings and personnel reductions.

OUTLOOK

BÖHLER-UDDEHOLM management expects the Third Quarter "summer effect" will be offset during the last three months of 2003. However, the unfavourable business climate will not allow any improvement on global markets this year. For the 2003 Business Year, management anticipates a slight increase in sales above the prior year level. It is the target of BÖHLER-UDDEHOLM to keep earnings stable at last year's levels, although this is a very ambitious goal given the persistent economic slowdown. Management views developments for the coming 2004 Business Year with cautious optimism.

For further information contact: BÖHLER-UDDEHOLM AG,
Investor Relations & Corporate Communications,
Randolf Fochler

Phone:	+43-1/798 69 01 707
Fax:	+43-1/798 69 01 713
E-Mail:	randolf.fochler@bohler-uddeholm.com
Website:	www.bohler-uddeholm.com
Reuters:	BHLR.VI
Bloomberg:	BOEH AV
Dow Jones:	R.BUD
Bridge:	AT;BUD
ADR symbol:	BDHHY
ÖTOB symbol:	BUD

BÖHLER-UDDEHOLM Group

INCOME STATEMENT	1-9/2003 in m€	1-9/2002 in m€	Q3 2003 in m€	Q3 2002 in m€
Net sales	**1,128.1**	**1,085.4**	**354.2**	**338.4**
Cost of sales	(763.1)	(731.5)	(242.7)	(233.3)
Gross result	**365.0**	**353.9**	**111.5**	**105.1**
Other income	31.8	25.1	13.7	7.6
Selling expense	(214.0)	(196.4)	(72.3)	(62.9)
Administrative expense	(76.7)	(84.2)	(23.7)	(28.1)
Amortization of goodwill	(3.6)	(4.9)	(1.4)	(1.1)
Other expense	(25.1)	(21.0)	(6.9)	(3.7)
Earnings before interest and tax (EBIT)	**77.4**	**72.5**	**20.9**	**16.9**
Income/expense from securities	0.5	(0.2)	0.2	0.8
Interest expense (net)	(19.3)	(22.8)	(4.6)	(10.4)
Other financial result	0.0	0.0	(0.2)	0.0
Financial result	**(18.8)**	**(23.0)**	**(4.6)**	**(9.6)**
Earnings before tax and extraordinary charges (EBT)	**58.6**	**49.5**	**16.3**	**7.3**
Income taxes	(20.5)	(16.6)	(5.7)	(2.5)
Net income before minority interest	**38.1**	**32.9**	**10.6**	**4.8**
Minority interest	(0.9)	(1.6)	(0.2)	(0.5)
Net income	**37.2**	**31.3**	**10.4**	**4.3**
Basic earnings per share (in €)	3.5	2.9	1.0	0.4
Diluted earnings per share (in €)	3.4	2.8	1.0	0.4
Average number of shares outstanding – basic	10,495,100	10,898,968	10,495,100	10,898,968
Average number of shares outstanding – diluted	11,000,000	11,000,000	11,000,000	11,000,000
Depreciation	56.3	54.1	18.1	17.3
Currency gains (losses)	1.3	1.5	3.9	0.2

CHANGES IN EQUITY	2003 in m€	2002 in m€
Equity as of 1/1	**609.0**	**640.9**
Net income after minority interest	37.2	31.3
Translation reserve	(9.8)	(27.4)
Dividend paid	(24.2)	(29.2)
Change in treasury shares	0.0	(16.7)
Other	(0.5)	(0.4)
Equity as of 30/9	**611.7**	**598.5**

CASH FLOW STATEMENT	2003 in m€	2002 in m€
Cash and cash equivalents as of 1/1	**56.1**	**63.0**
Cash flow before capital changes	100.3	86.1
± Change in working capital	11.3	23.2
Cash flow from operations	111.6	109.3
Cash flow from investing activities	(94.0)	(49.7)
Cash flow from financing activities	(17.5)	(67.3)
Change in cash and cash equivalents	**0.1**	**(7.7)**
Cash and cash equivalents as of 30/9	**56.2**	**55.3**

BÖHLER-UDDEHOLM Group

BALANCE SHEET	30/9/2003 in k€	31/12/2002 in k€
ASSETS		
A. Non-current assets		
I Tangible assets	534,159.2	510,216.8
II Goodwill	39,027.8	19,152.3
III Other intangible assets	8,279.3	7,829.2
IV Investments in associates	82.4	82.4
V Other financial assets	35,967.1	34,768.5
VI Future tax benefits	53,707.0	49,264.9
	671,222.8	**621,314.1**
B. Current assets		
I Inventories	522,297.2	482,412.9
II Accounts receivable from trade	304,677.4	292,873.1
III Accounts receivable from affiliated enterprises	5,931.0	5,733.9
IV Other receivables	40,167.9	38,082.2
V Securities available for sale	25.1	128.9
VI Cash and cash equivalents	56,160.2	55,992.4
VII Prepaid expenses	12,126.3	11,410.1
	941,385.1	**886,633.5**
Total assets	**1,612,607.9**	**1,507,947.6**

LIABILITIES AND SHAREHOLDERS' EQUITY		
A. Shareholders' equity		
I Share capital	79,970.0	79,970.0
II Capital reserves	264,596.6	264,596.6
III Treasury shares	(23,677.2)	(23,677.2)
IV Revenue reserves	304,013.8	261,907.2
V Retained earnings[1]	(13,162.0)	26,177.8
	611,741.2	**608,974.4**
B. Minority interest	**6,163.8**	**5,664.0**
C. Non-current liabilities		
I Interest-bearing debt	209,764.1	127,105.1
II Deferred tax	43,653.8	41,601.9
III Severance and pension provisions	200,075.8	178,023.2
IV Other long-term provisions	18,616.1	16,590.1
V Other long-term liabilities	998.9	478.4
	473,108.7	**363,798.7**
D. Current liabilities		
I Accounts payable from trade	105,022.4	102,177.2
II Payments on account	1,138.1	1,551.7
III Short-term borrowing	2,304.4	5,647.1
IV Current portion of interest-bearing debt	246,603.4	276,363.9
V Short-term provisions	78,122.4	73,365.6
VI Other short-term liabilities	82,687.8	65,202.4
VII Prepaid income	5,715.7	5,202.6
	521,594.2	**529,510.5**
Total liabilities and shareholders' equity	**1,612,607.9**	**1,507,947.6**

1 This position solely represents the retained earnings of BÖHLER-UDDEHOLM AG and does not include any income from shares of affiliated companies as at 30/9

BÖHLER-UDDEHOLM Group

SEGMENT OVERVIEW (in m€)

High Performance Metals	1-9/03	1-9/02	Change
Sales	758.0	789.5	(4%)
EBIT	47.5	50.7	(6%)
Order intake	452.3	415.0	9%
Order backlog	114.3	110.1	4%

Welding Consumables[1]			
Sales	194.2	100.0	94%
EBIT	13.9	6.6	111%
Order intake	199.1	103.1	93%
Order backlog	22.3	11.9	87%

Other/Consolidation			
Sales	(2.1)	3.8	(155%)
EBIT	(9.8)	(12.1)	(19%)

1 The figures for 2002 include only 50% of Böhler Thyssen Schweisstechnik GmbH

Precision Strip	1-9/03	1-9/02	Change
Sales	122.1	122.5	0%
EBIT	25.7	19.8	30%
Order intake	112.7	130.3	(14%)
Order backlog	32.2	45.5	(29%)

Special Forgings			
Sales	55.9	69.6	(20%)
EBIT	0.1	7.5	(99%)
Order intake	47.5	68.3	(30%)
Order backlog	85.4	105.9	(19%)

Group[1]			
Sales	1,128.1	1,085.4	4%
EBIT	77.4	72.5	7%
Order intake	811.6	716.7	13%
Order backlog	254.2	273.4	(7%)

STOCK MARKET INDICATORS

in €	1-9/03	1-9/02
Low	43.70	42.52
High	50.00	53.20
Price at 30/9	46.00	45.55
Market cap at 30/9 in m€	506.00	501.05

FINANCIAL CALENDAR 2003/04

Preliminary results 1-12/2003	20/2/2004
Final results 1-12/2003	29/3/2004
Annual General Meeting	3/5/2004
Ex-dividend	6/5/2004
Dividend payment	13/5/2004
Results 1-3/2004	18/5/2004
Results 1-6/2004	1/9/2004
Results 1-9/2004	9/11/2004

SHARE PRICE PERFORMANCE



10/4/1995
30/9/2003
€ 80
70
60
50
40
1/1/1996
1/1/1997
1/1/1998
1/1/1999
1/1/2000
1/1/2001
1/1/2002
1/1/2003
— BÖHLER-UDDEHOLM AG
— Austrian Traded Index (ATX), indexed